

News Release

2008: Solid Sales and Earnings

→ **Revenue up 9.7% excluding the currency effect**

→ **Contribution margin at 17.9%**

→ **Attributable profit of €382.4 million (up 8.7% excluding the currency effect)**

→ **Recommended increase in dividend: +6.5% to €0.66 per share**

Charenton-le-Pont, France (March 5, 2009, 6:30 am) – The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced its audited financial results for the year ended December 31, 2008.

€ millions	**2008**	2007	% change	% change excluding the currency effect
Revenue	**3,074.4**	2,908.1	+5.7%	+9.7%
Contribution from operations(1)	**551.2**	527.4	+4.5%	+8.7%
As a % of revenue	**17.9%**	18.1%	---	---
Operating profit	**514.5**	504.6	+2.0%	+6.3%
Profit attributable to equity holders	**382.4**	366.7	+4.3%	+8.7%
As a % of revenue	**12.4%**	12.6%	---	---
Earnings per share (in €)	**1.85**	1.78	+3.7%	+8.4%

(1) Operating profit before compensation costs of share-based payments, restructuring costs, other income and expense, and goodwill impairment.

In an ophthalmic optics market that experienced slower growth, especially in the fourth quarter, Essilor demonstrated the solidity of its business model. With growth of 9.7% in 2008 (excluding the currency effect), the Company increased its market share while maintaining its margins and capacity for future investment.

The year's highlights included:

- Solid 4.9% growth in sales of corrective lenses, led by the effectiveness of Essilor's networks and the success of new products, notably the new generation of Transitions® VI variable-tint lenses and the new Crizal® anti-reflective lenses.
- Pursuit of the external growth strategy with the acquisition of a minority or majority stake in 27 companies, including Satisloh, the world leader in optical manufacturing solutions for prescription laboratories (see "27 Acquisitions in 2008" below).
- Continued strong profitability with contribution from operations at 17.9% of revenue (18.2% excluding the Satisloh acquisition) and attributable net profit at 12.4%.
- Continued financial solidity. Despite a major investment program, gearing remained at less than 5%.

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held on **Friday, May 15, 2009 at 10:30 a.m.** at Palais de la Bourse, Place de la Bourse, 75002 Paris.

The Board of Directors will ask shareholders to approve a dividend of €0.66 per share, an increase of 6.5% over the previous year. The dividend will be payable as from May 26, 2009.

Acquisitions in 2009

Pursuing its expansion in Asia-Pacific, Essilor has finalized four acquisitions in Australia representing €3.6 million in full-year revenue. Equity interests were acquired in three prescription laboratories—**Prescription Glass Pty Ltd**, **Precision Optics Pty Ltd** and **Wallace Everett Lens Technology Pty Ltd**—and a 50% stake was acquired in **Sunix**, a developer of optometric practice management systems.

Outlook

In 2009, the global recession has made forecasting growth for the year very uncertain. However the economic crisis does not call into question Essilor's medium- and long-term objectives and the Company will pursue its development and the deployment of its strategic focus on innovation and international expansion. Earlier this year, the Company launched its new Crizal® Forte anti-reflective lens in Europe and the United States, the Transitions® VI variable-tint lens in Europe and its new Mr. Blue edger. Essilor will also continue to make targeted acquisitions, especially in prescription laboratories, which could account for around 6% of growth in 2009, including the full-year contribution of 2008 acquisitions. Lastly, the Company will continue to optimize its management practices in response to changes in the economic environment.

A meeting with financial analysts will be held today, March 5, at 10:30 a.m. CET. It will be webcast live:

In French at

http://hosting.3sens.com/Essilor/20090305-1D3C9C05/fr

In English at

http://hosting.3sens.com/Essilor/20090305-1D3C9C05/en

Next financial announcement: First-quarter revenue will be released on April 23, 2009.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 292 lens finishing laboratories and local distribution networks.

The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.

Codes and symbols: (ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EI:FP).

Investor Relations and Financial Communications

Véronique Gillet – Sébastien Leroy

Phone: +33 (0)1 49 77 42 16

www.essilor.com

ANALYSIS OF THE YEAR'S RESULTS

CONSOLIDATED REVENUE

Revenue growth in 2008	Reported	Like-for-like	Effect of changes in scope of consolidation	Currency effect
€ millions	166.3	134.6	147.9	(116.2)
In %	+5.7 %	+4.6 %	+5.1 %	-4.0 %

Consolidated revenue increased 5.7% to €3,074.4 million in 2008.

- On a like-for-like basis, revenue grew by 4.6%. This figure reflects an increase of 4.9% in the lens business, led by higher unit sales, and a decline in instrument sales.
- Consolidation of companies acquired in 2007 and 2008 contributed 5.1% of reported growth.
- The currency effect remained negative, at 4%, primarily due to the decline in the US dollar and, to a lesser extent, the British pound, the Canadian dollar and the South Korean won against the euro.
- In the fourth quarter, Essilor consolidated Satisloh, which contributed €34 million to revenue. The world's leading supplier of prescription laboratory equipment, Satisloh manufactures and markets anti-reflective coating units and surfacing machines, as well as consumables. It also provides customer maintenance services.

REVENUE GROWTH BY REGION

Revenue *€ millions*	**2008**	2007	% change (reported)	% change (like-for-like)
Europe	**1,362.3**	1,317.5	+3.4%	+2.4%
North America	**1,267.9**	1,214.2	+4.4%	+5.0%
Asia-Pacific	**282.9**	266.9	+6.0%	+8.6%
Latin America	**127.2**	109.5	+16.1%	+17.6%
Satisloh	**34.0**	-	-	-

Revenue by geographical segment: Europe 44.3%; North America 41.3%; Asia-Pacific and other 9.2%; Latin America 4.1%; Satisloh 1.1%.

INCOME STATEMENT

Gross margin up 0.1 point excluding acquisitions

Gross margin (corresponding to revenue less cost of sales, expressed as a percentage of revenue) narrowed by 0.7 points to 56.9% during the year, as a result of the dilutive impact of acquisitions, in particular Satisloh. Excluding acquisitions, gross margin grew by a modest 0.1 point.

Operating expenses down 0.4 points

Operating expenses amounted to €1,198.2 million in 2008. As a percentage of revenue, they declined by 0.4 points during the year, to 39.0%. The decrease reflects:

- Stable selling and distribution costs (€672.3 million) and savings on overheads, at a time of sustained research and development spending (€144.5 million after deduction of a €10.5 million research tax credit).
- The positive impact of acquisitions whose operating expenses are lower than the rest of the Company's as a percentage of revenue.

Contribution from operations[1] in euros and as a percentage of revenue

€ millions	**2008**	2008 excl. Satisloh	2007	% change
Contribution from operations[1]	**551.2**	553.9	527.4	+4.5%
As a % of revenue	**17.9**	18.2	18.1	—

(1) Operating profit before compensation costs of share-based payments, restructuring costs, other income and expense, and goodwill impairment.

Change in contribution from operations[1] in 2008	Reported	Like-for-like	Changes in scope of consolidation	Currency effect
€ millions	23.8	35.5	10.2	(22.0)
In %	+4.5%	+6.7%	+1.9%	-4.2%

(1) Operating profit before compensation costs of share-based payments, restructuring costs, other income and expense, and goodwill impairment.

In all, contribution from operations increased 4.5% to €551.2 million in 2008, while the contribution margin was a slight 0.2 points lower at 17.9% of revenue. Excluding Satisloh, contribution from operations increased by 5.0% and the contribution margin was 0.1 point higher at 18.2%.

Other income and expenses from operations

Other income and expenses from operations represented a net expense of €36.3 million for the year (an increase of €13.8 million), mainly comprised of:

- Compensation costs on share-based payments (€24.9 million), reflecting stock option and performance share costs (€23.3 million) and costs related to the share price discounts on the Employee Stock Ownership Plan (€1.6 million).
- Restructuring costs to rationalize production facilities, charges to provisions for contingencies, claims and litigation, and other expenses, for €11.7 million.

Operating profit

In 2008, operating profit (corresponding to contribution from operations plus or minus other income and expenses from operations and gains and losses on asset disposals) rose 2.0% during the year to €514.5 million (16.7% of revenue) from €504.6 million (17.3%) in 2007.

Change in operating profit in 2008	Reported	Like-for-like	Changes in scope of consolidation	Currency effect
€ millions	9.9	34.5	8.2	(32.8)
In %	+2.0%	+6.8%	+1.6%	-6.5%

Finance costs and other financial income and expenses: sharp improvement

Finance costs and other financial income and expenses represented a net expense of €2.5 million, versus €6.5 million in 2007. The improvement was led by a reduction in net finance costs due to a higher average cash position for the year (as the Satisloh acquisition price was settled in the fourth quarter).

Income tax expense: effective tax rate of 29.2%

Income tax expense of €149.3 million represented an effective tax rate of 29.2%, down from 31.3% in 2007. The improvement was led by a lower tax rate in the United States, and to a lesser extent in the Latin American countries, as well as by sharply higher earnings in regions where tax rates are below the Company average.

Share of profits of associates

The share of profits of associates Sperian Protection (15%-owned), Transitions (49%-owned) and Vision Web (44%-owned) was slightly lower, at €26.1 million. The decline resulted mainly from Sperian Protection's earnings and also from the negative impact of the dollar on Transitions' earnings, although the company had a good year.

Profit attributable to equity holders of the parent up 4.3% and earnings per share of €1.85

Consolidated net profit totaled €388.8 million for the year, an increase of 4.8%. Profit attributable to equity holders of the parent was 4.3% higher at €382.4 million and represented 12.4% of revenue (12.7%

excluding Satisloh), virtually unchanged from 2007. Earnings per share grew 3.7% to €1.85.

BALANCE SHEET

Goodwill

Goodwill totaled €958 million at December 31, 2008, an increase of €367 million principally due to the Satisloh acquisition.

Inventories and working capital

Inventories amounted to €475 million at December 31, 2008, up 21% from a year-earlier as reported and 9.1% like-for-like.

Investments

€ millions	**2008**	2007	2006
Capital expenditure net of the proceeds from asset sales	**182.9**	224.4	191.9
Depreciation	**143.6**	137.4	133.1
Gross financial investments	**617.5**	217.9	81.3
Cash flow[1]	**490.9**	486.1	449.4

(1) Cash provided by operations less change in working capital requirement and provisions.

Capital expenditure net of disposals totaled €182.9 million or 5.9% of consolidated revenue for the year. Around two-thirds of expenditure was committed to distribution operations and prescription lens laboratories, with series production accounting for the rest.

Financial investments net of disposals amounted to €617.5 million. Of this amount, acquisitions accounted for €505.0 million, while net buybacks of shares accounted for €112.5 million.

Cash Flow Statement

€ millions			
Net cash from operations	**557.5**	Capital expenditure net of disposals[1]	**182.9**
Proceeds from employee share issue	**31.4**	Change in WCR and provisions	**66.6**
Currency effect, changes in the scope of consolidation and conversions of OCEANE convertible bonds	**34.7**	Dividends	**128.5**
Change in net debt	**371.9**	Financial investments net of the proceeds from disposals[1]	**617.5**

(1) In all, the proceeds from disposals of property, plant and equipment and non-current financial assets totaled €3.8 million in 2008.

The Company's very good operating performance for the year enabled it simultaneously to continue investing in subsidiaries' production resources, significantly increase the size of its financial investments and recommend a further increase in the dividend, while maintaining its solid financial position. At December 31, 2008, net debt stood at €112.3 million and gearing amounted to 4.7%.

Key Ratios

- Return on equity (ROE)

Return on equity (corresponding to the ratio of net profit to equity) stood at 16.4% in 2008, on a par with previous years.

- Return on assets (ROA)

Excluding Satisloh, return on assets (corresponding to the ratio of EBIT to non-current assets and working capital) amounted to 24.1%.

27 ACQUISITIONS IN 2008

In 2008, Essilor maintained its sustained pace of external growth, carrying out 27 acquisitions during the year, mainly prescription laboratories. This strategy was deployed in all regions, with 15 acquisitions in North America, seven in Europe, three in Asia and one in Brazil, as well as Satisloh, the world leader in optical manufacturing solutions for prescription laboratories.

Satisloh

During the year, Essilor acquired all outstanding shares of Satisloh Holding AG. Created by the merger of Satis and Loh in 2004, Satisloh has a global distribution network and is the world's leading supplier of

prescription laboratory equipment. It manufactures and markets anti-reflective coating units and surfacing machines, as well as consumables, to independent prescription laboratories, integrated lens manufacturers and optical chains. It reported revenue of €139 million in 2008 and has more than 400 employees. The acquisition strengthens Essilor's capabilities for developing innovative products, technologies and services for the entire ophthalmic lens industry.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2008

CONSOLIDATED INCOME STATEMENT

€ thousands, except per share data	2008	2007	2006(a)
Revenue	3,074,419	2,908,116	2,689,958
Cost of sales	(1,325,106)	(1,233,977)	(1,123,078)
GROSS MARGIN	**1,749,313**	**1,674,139**	**1,566,880**
Research and development costs	(144,518)	(137,672)	(127,629)
Selling and distribution costs	(672,268)	(642,634)	(604,548)
Other operating expenses	(381,368)	(366,417)	(352,137)
CONTRIBUTION FROM OPERATIONS	**551,159**	**527,416**	**482,566**
Restructuring costs, net	(3,736)	(958)	(2,662)
Impairment losses	0	(2,293)	(2,929)
Compensation costs on share-based payments	(24,906)	(20,185)	(16,101)
Other income and expenses from operations, net	(7,357)	(948)	(68)
Gains and losses on asset disposals, net	(629)	1,557	(304)
OPERATING PROFIT	**514,531**	**504,589**	**460,502**
Finance costs	(28,181)	(35,759)	(30,510)
Income from cash and cash equivalents	29,042	32,934	20,090
Other financial income and expenses, net	(3,368)	(3,688)	(9,442)
PROFIT BEFORE TAX	**512,024**	**498,076**	**440,640**
Income tax expense	(149,266)	(155,949)	(137,534)
NET PROFIT OF CONSOLIDATED COMPANIES	**362,758**	**342,127**	**303,106**
Share of profits of associates	26,053	28,743	28,499
NET PROFIT	**388,811**	**370,870**	**331,605**
Attributable to equity holders of Essilor International	**382,356**	**366,740**	**328,733**
Attributable to minority interests	6,455	4,130	2,872
Basic earnings per common share (€)	1.85	1.78	1.61
Weighted average number of common shares (thousands)	206,875	205,727	204,247
Diluted earnings per common share (€)	1.81	1.74	1.55
Diluted weighted average number of common shares (thousands)	213,615	214,647	216,339

(a) 2006 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008

ASSETS

€ thousands	December 31, 2008	December 31, 2007	December 31, 2006 (a)
Goodwill	957,605	591,147	474,771
Other intangible assets	205,249	121,636	118,166
Property, plant and equipment	811,484	740,601	671,257
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS, NET	**1,974,338**	**1,453,384**	**1,264,194**
Investments in associates	164,690	157,496	155,596
Other long-term financial investments	44,214	39,174	34,657
Deferred tax assets	51,955	37,645	41,577
Non-current receivables	8,093	14,314	9,338
Other non-current assets	693	1,024	840
OTHER NON-CURRENT ASSETS, NET	**269,645**	**249,653**	**242,008**
TOTAL NON-CURRENT ASSETS, NET	**2,243,983**	**1,703,037**	**1,506,202**
Inventories	475,299	393,597	371,133
Prepayments to suppliers	9,521	9,849	7,698
Current trade receivables	684,797	605,356	551,013
Current income tax assets	5,859	12,072	7,929
Other receivables	37,294	10,423	6,558
Derivative financial instruments	50,996	32,777	3,174
Prepaid expenses	21,242	19,307	16,174
Short-term investments	32,538	31,179	75,147
Cash and cash equivalents	505,571	696,002	584,889
CURRENT ASSETS, NET	1,823,117	1,810,562	1,623,715
TOTAL ASSETS	4,067,100	3,513,599	3,129,917

(a) 2006 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2008

EQUITY AND LIABILITIES

€ thousands	December 31, 2008	December 31, 2007	December 31, 2006 (a)
Share capital	37,984	38,030	36,347
Additional paid-in capital	311,765	329,880	236,858
Retained earnings	1,829,870	1,565,991	1,332,544
Treasury stock	(153,407)	(101,910)	(71,502)
Convertible bond (OCEANE) call option	22,206	23,408	35,489
Revalution and hedging reserves	(9,109)	(4,717)	(13,357)
Translation reserve	(70,235)	(61,247)	(4,399)
Net profit attributable to equity holders of Essilor International	382,356	366,740	328,733
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF ESSILOR INTERNATIONAL	**2,351,430**	**2,156,175**	**1,880,713**
Minority interests	14,544	12,090	11,032
TOTAL EQUITY	**2,365,974**	**2,168,265**	**1,891,745**
Provisions for pensions and other post-employment benefits	132,401	106,890	116,245
Long-term borrowings	437,617	435,583	262,997
Deferred tax liabilities	22,406	2,042	1,267
Long-term payables	2,359	1,750	198
NON-CURRENT LIABILITIES	**594,783**	**546,265**	**380,707**
Provisions	36,720	24,552	23,350
Short-term borrowings	212,835	31,990	187,011
Customer prepayments	8,611	4,363	3,183
Short-term payables	631,945	598,434	554,693
Current income tax liability	35,626	31,349	29,086
Other liabilities	143,159	94,243	50,591
Derivative financial instruments	28,480	5,457	2,221
Deferred income	8,967	8,681	7,330
CURRENT LIABILITIES	**1,106,343**	**799,069**	**857,465**
TOTAL EQUITY AND LIABILITES	**4,067,100**	**3,513,599**	**3,129,917**

(a) 2006 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.

CONSOLIDATED CASH FLOW STATEMENT

€ thousands	2008	2007	2006 (a)
NET PROFIT	**388,811**	**370,870**	**331,605**
Share of profits of associates, net of dividends received	20,637	14,667	(6,416)
Depreciation, amortization and other non-cash items	148,886	139,306	132,509
Profit before non-cash items and share of profits of associates, net of dividends received	**558,334**	**524,843**	**457,698**
Provision charges (reversals)	9,810	5,127	4,328
(Gains) and losses on asset disposals, net	629	(1,557)	312
Cash flow after income tax expense and finance costs, net	**568,773**	**528,413**	**462,338**
Finance costs, net	(692)	3,008	10,134
Income tax expense (current and deferred taxes)	149,266	155,949	137,534
Cash flow before income tax expense and finance costs, net	**717,347**	**687,370**	**610,006**
Income taxes paid	(144,650)	(157,034)	(127,553)
Interest (paid) and received, net	8,607	6,364	(4,543)
Change in working capital	(84,503)	(44,796)	(26,849)
NET CASH FROM OPERATING ACTIVITIES	**496,801**	**491,904**	**451,061**
Purchases of property, plant and equipment	(184,298)	(227,701)	(204,745)
Acquisitions of subsidiaries, net of the cash acquired	(452,879)	(136,435)	(44,024)
Purchases of available-for-sale financial assets	(4,673)	(2,375)	(2,135)
Purchases of other long-term financial investments	(11,978)	(5,488)	(4,829)
Proceeds from the sale of subsidiaries, net of cash sold	0	0	(116)
Proceeds from the sale of other non-current assets	3,799	6,937	14,080
NET CASH USED IN INVESTING ACTIVITIESs	**(650,029)**	**(365,062)**	**(241,769)**
Proceeds from issue of share capital	31,385	40,200	33,312
(Purchases) and sales of treasury stock, net	(112,613)	(49,415)	9,192
Dividends paid to:			
- Equity holders of Essilor International	(128,393)	(113,043)	(95,840)
- Minority shareholders of subsidiaries	(188)	(239)	(381)
Repayments of borrowings other than finance lease liabilities	177,782	57,752	(138,426)
Purchases of marketable securities (b)	(1,359)	43,968	(75,147)
Repayments of finance lease liabilities	(2,644)	(2,769)	(2,175)
Other movements	473	1,152	2,464
NET CASH USED IN FINANCING ACTIVITES	**(35,557)**	**(22,394)**	**(267,001)**
NET(DECREASE)-INCREASE IN CASH AND CASH EQUIVALENTS	**(188,785)**	**104,448**	**(57,709)**
Cash and cash equivalents at January 1	677,164	569,873	631,100
Effect of changes in exchange rates	(1 614)	2,843	(3,518)
CASH AND CASH EQUIVALENTS AT DECEMBER 31	**486,765**	**677,164**	**569,873**
Cash and cash equivalents	505,571	696,002	584,889
Short-term bank loans and overdrafts	(18,806)	(18,838)	(15,016)

(a) 2006 figures have been adjusted for the option of recognizing actuarial gains and losses on pensions and other post-retirement benefits directly in equity.
(b) Money market funds not qualified as cash equivalents under IAS 7.

essilor

Communiqué

2008 : solidité de l'activité et des résultats

→ **Progression de 9,7 % du chiffre d'affaires hors effet de change**

→ **Marge de contribution à 17,9%**

→ **Résultat net de 382,4 millions d'euros (+ 8,7 % hors effet de change)**

→ **Augmentation du dividende proposé : + 6,5 % à 0,66 € par action**

Charenton-le-Pont (5 mars 2009 – 6h30) – Le Conseil d'administration d'Essilor, numéro un mondial de l'optique ophtalmique, a arrêté les résultats consolidés définitifs de l'exercice 2008.

En millions d'euros	**2008**	2007	Variation	Variation hors change
Chiffre d'affaires	**3 074,4**	2 908,1	+ 5,7 %	+ 9,7 %
Contribution de l'activité(1)	**551,2**	527,4	+ 4,5 %	+ 8,7 %
En % du chiffre d'affaires	**17,9 %**	18,1 %	---	---
Résultat opérationnel	**514,5**	504,6	+ 2,0 %	+ 6,3 %
Résultat net (part du groupe)	**382,4**	366,7	+ 4,3 %	+ 8,7 %
En % du chiffre d'affaires	**12,4 %**	12,6 %	---	---
Bénéfice net par action (en euros)	**1,85**	1,78	+ 3,7 %	+ 8,4 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration, autres produits et charges, et avant dépréciation des écarts d'acquisition.

Dans un contexte de ralentissement du marché de l'optique ophtalmique, particulièrement sensible au quatrième trimestre, Essilor démontre la solidité de son modèle de développement. Avec une croissance hors change de 9,7 % en 2008, Essilor a gagné de nouvelles parts de marché tout en préservant la qualité de ses marges et sa capacité d'investissement.

Les faits marquants de l'exercice 2008 sont :

- compte tenu de l'environnement économique, une bonne croissance (+ 4,9 %) de l'activité verres correcteurs liée à l'efficacité des réseaux du groupe et aux succès de ses nouveaux produits, notamment la nouvelle génération de verres photochromiques Transitions® VI et les nouveaux verres antireflet Crizal® ;

- la poursuite de la stratégie d'acquisition avec la prise de participation ou le rachat de 27 sociétés, dont Satisloh, numéro un mondial de l'équipement des laboratoires de prescription (voir chapitre « Acquisitions ») ;
- le maintien d'un bon niveau de rentabilité : la contribution de l'activité s'établit à 17,9 % du chiffre d'affaires (18,2 % hors acquisition de Satisloh) et le bénéfice net part du groupe à 12,4 % ;
- et la préservation de la solidité financière du groupe : malgré un important programme d'investissements financiers, le taux de dette nette sur fonds propres reste inférieur à 5 %.

Assemblée Générale

L'Assemblée générale mixte ordinaire et extraordinaire se tiendra le **vendredi 15 mai 2009 à 10h30**, au Palais de la Bourse, Place de la Bourse, 75002 Paris.

Le Conseil d'administration proposera à l'Assemblée générale la distribution d'un dividende net de **0,66** euro par action (+ 6,5 %) au titre de l'exercice 2008. Le dividende sera mis en paiement à partir du 26 mai 2009.

Acquisitions 2009

Poursuivant son expansion en Asie-Pacifique, Essilor a finalisé quatre opérations de croissance externe en Australie correspondant à un chiffre d'affaires de 3,6 millions d'euros en base annuelle. Le groupe a pris des participations dans **Prescription Glass Pty Ltd**, **Precision Optics Pty Ltd** et **Wallace Everett Lens Technology Pty Ltd**, trois laboratoires de prescription. Essilor a également acquis 50 % de **Sunix**, société spécialisée dans l'édition de logiciels de gestion pour les opticiens.

Perspectives

En 2009, le contexte de récession mondiale rend très incertaines les prévisions de croissance de l'exercice. Cependant, la crise économique ne remet pas en cause les objectifs d'Essilor à moyen et long terme et le groupe va poursuivre son développement et le déploiement de sa stratégie d'innovation et d'internationalisation.

Dès le début de l'année, le groupe a lancé son nouveau verre antireflet Crizal® Forte en Europe et aux Etats-Unis, le verre photochromique Transitions® VI en Europe et sa nouvelle meuleuse Mr. Blue. Essilor va également continuer ses acquisitions ciblées, notamment dans les laboratoires de prescription, et estime que la croissance par acquisitions pourrait représenter environ 6 % (effet report inclus) en 2009. Enfin, le groupe continuera à optimiser sa gestion en fonction de l'environnement économique.

Une réunion d'analystes aura lieu ce jour, 5 mars, à 10h30, et sera retransmise en direct par Internet.

La retransmission de cette réunion est accessible en version française par le lien suivant : http://hosting.3sens.com/Essilor/20090305-1D3C9C05/fr

et en version anglaise par le lien suivant :

http://hosting.3sens.com/Essilor/20090305-1D3C9C05/en

Prochain rendez-vous :
L'information financière du 1er trimestre 2009 sera publiée le 23 avril 2009.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 292 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EI:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél. : 01 49 77 42 16
www.essilor.com

COMMENTAIRES DETAILLE DES RESULTATS DU GROUPE

CHIFFRE D'AFFAIRES CONSOLIDÉ : + 9,7 % HORS CHANGE

Variation du chiffre d'affaires 2008	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	166,3	134,6	147,9	- 116,2
En %	+ 5,7 %	+ 4,6 %	+ 5,1 %	- 4,0 %

En 2008, le chiffre d'affaires consolidé du groupe Essilor s'est établi à 3 074,4 millions d'euros en hausse de 5,7 %.

- En base homogène, la croissance des ventes atteint 4,6 %. Ce chiffre traduit une progression de 4,9 % de l'activité verres, essentiellement tirée par les volumes, et un recul des ventes de l'activité instruments.
- L'effet de périmètre (+ 5,1 %) correspond à l'intégration des sociétés acquises en 2007 et 2008.
- L'effet de change (- 4 %) est resté négatif principalement à cause de la faiblesse du dollar américain et, dans une moindre mesure, de la livre sterling, du dollar canadien et du won coréen par rapport à l'euro ;
- Au 4ème trimestre, Essilor a intégré Satisloh qui lui a apporté un chiffre d'affaires complémentaire de 34 millions d'euros. Satisloh est le numéro un mondial de l'équipement des laboratoires de prescription. La société développe et distribue des machines de surfaçage et des machines d'antireflet. En outre, elle développe une activité de consommables et assure des services de maintenance auprès de ses clients.

ACTIVITÉ DES DIFFÉRENTS MARCHÉS

Chiffre d'affaires *En millions d'euros*	**2008**	2007	Variation réelle	Croissance en base homogène
Europe	**1 362,3**	1 317,5	+ 3,4 %	+ 2,4 %
Amérique du Nord	**1 267,9**	1 214,2	+ 4,4 %	+ 5,0 %
Asie Océanie	**282,9**	266,9	+ 6,0 %	+ 8,6 %
Amérique latine	**127,2**	109,5	+ 16,1%	+ 17,6 %
Satisloh	**34,0**	-	-	-

Répartition du chiffre d'affaires par région : Europe : 44,3 % ; Amérique du Nord : 41,3 % ; Asie – Océanie et divers : 9,2 % ; Amérique latine : 4,1 % ; Satisloh : 1,1 %.

COMPTE DE RÉSULTAT

Marge brute : + 0,1 point hors acquisitions

En 2008, la marge brute (chiffre d'affaires – coût des produits vendus) s'inscrit en retrait de 0,7 point à 56,9 % du chiffre d'affaires en raison de l'effet dilutif des acquisitions, et notamment celle de Satisloh. Hors effets des opérations de croissance externe, la marge brute enregistre une progression légère de 0,1 point.

Charges d'exploitation : - 0,4 point

Les charges d'exploitation 2008 s'élèvent à 1 198,2 millions d'euros. En pourcentage du chiffre d'affaires, elles affichent un recul de 0,4 point par rapport à 2007, soit 39,0 %.
Cette baisse résulte :

- d'une part, de la stabilisation des coûts commerciaux et de distribution (672,3 millions d'euros) ainsi que d'économies réalisées sur les coûts de structure, dans un contexte d'effort constant en matière de recherche et développement (144,5 millions d'euros après déduction d'un crédit d'impôt recherche de 10,5 millions).
- d'autre part, d'un impact positif des acquisitions qui ont un taux de charges d'exploitation en pourcentage du chiffre d'affaires inférieur au taux moyen du groupe.

Contribution de l'activité [1] (+ 4,5 %) et marge de contribution (18,2 % hors Satisloh)

En millions d'euros	**2008**	2008 hors Satisloh	2007	Variation
Contribution de l'activité[1]	**551,2**	553,9	527,4	+ 4,5 %
En % du chiffre d'affaires	**17,9**	18,2	18,1	---

(1) Résultat opérationnel avant paiement en actions, frais de restructuration, autres produits et charges, et avant dépréciation des écarts d'acquisition.

Variation de la contribution de l'activité[1] 2008	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	23,8	35,5	10,2	- 22,0
En %	+ 4,5 %	+ 6,7 %	+ 1,9 %	- 4,2 %

(1) Résultat opérationnel avant paiement en actions, frais de restructuration, autres produits et charges, et avant dépréciation des écarts d'acquisition.

Au total, la contribution de l'activité atteint 551,2 millions d'euros, en croissance de 4,5 % par rapport à 2007. Le taux de marge de contribution affiche un léger recul de 0,2 point à 17,9 %. Hors effets Satisloh, la contribution de l'activité progresse de 5,0 % et le taux de marge de contribution de 0,1 point (18,2 %).

Autres produits / autres charges opérationnelles

Le solde du poste Autres produits / autres charges opérationnelles ressort en augmentation de 13,8 millions à 36,6 millions d'euros.

Il est principalement composé :

- des charges liées aux paiements en actions pour 24,9 millions, qui résultent de l'addition des charges liées aux plans d'options de souscription d'actions et des plans d'actions de performance (23,3 millions) d'une part, et des frais liés aux décotes accordées dans le cadre du Plan d'Epargne Entreprise (1,6 million) d'autre part ;
- et de charges de restructuration (rationalisation des sites de production), de provisions pour risques et litiges divers, et d'autres charges pour 11,7 millions d'euros.

Résultat opérationnel

En 2008, le résultat opérationnel (Contribution de l'activité – Autres produits / autres charges et Résultat des cessions d'actifs) a atteint 514,5 millions d'euros (16,7 % du chiffre d'affaires) contre 504,6 millions (17,3 % du chiffre d'affaires) en 2007, soit une augmentation de 2,0 %.

Variation du résultat opérationnel 2008	Réelle	Base homogène	Périmètre	Effet de change
En millions d'euros	9,9	34,5	8,2	- 32,8
En %	+ 2,0 %	+ 6,8 %	+ 1,6 %	- 6,5 %

Charges et produits financiers : nette amélioration du résultat financier

Le résultat financier ressort à - 2,5 millions d'euros, contre - 6,5 millions en 2007. Cette amélioration résulte principalement d'une réduction de la charge financière nette, principalement liée à une position moyenne de trésorerie plus élevée sur l'exercice (le paiement de Satisloh ayant été effectué au dernier trimestre de l'année).

Impôt sur les bénéfices : taux d'impôt à 29,2 %

Entre 2007 et 2008, le taux effectif d'impôt a baissé de 31,3 % à 29,2 % du résultat avant impôt (149,3 millions d'euros). Cette amélioration est essentiellement imputable à une baisse du taux d'imposition aux Etats-Unis, et dans une moindre mesure dans les pays d'Amérique latine, ainsi qu'à une plus forte croissance des résultats dans des régions où la pression fiscale est moins forte que la moyenne du groupe.

Résultat des sociétés mises en équivalence

Les sociétés mises en équivalence sont Sperian Protection (détenue à 15 %), Transitions (détenue à 49 %) et VisionWeb (détenue à 44 %). La quote-part de leurs résultats s'inscrit en léger retrait, à 26,1 millions d'euros. Cette baisse résulte du recul du résultat dégagé par Sperian Protection et de l'impact négatif du dollar sur la mise en équivalence du résultat de Transitions qui a réalisé un bon exercice.

Résultat net part du groupe (+4,3 %) et bénéfice net par action (1,85 euro)

Le résultat net consolidé a progressé de 4,8 % à 388,8 millions d'euros. Le résultat net part du groupe s'établit ainsi à 382,4 millions (+ 4,3 %), permettant de maintenir un niveau de marge nette quasi égal à celui de 2007, soit 12,4 % (12,7 % hors Satisloh). Le bénéfice net par action ressort en hausse de 3,7 %, à 1,85 euro par action.

UN BILAN SOLIDE

Ecarts d'acquisition

Le poste Ecarts d'acquisition a augmenté de 367 millions d'euros en raison notamment de l'acquisition de Satisloh et s'élève à 958 millions d'euros à fin 2008.

Stocks

A fin 2008, les stocks s'élevaient à 475 millions d'euros, soit une hausse de 21 % par rapport à 2007. Hors effet de change et de périmètre, la progression est de 9,1 %.

Investissements

En millions d'euros	**2008**	2007	2006
Investissements industriels nets de cessions	**182,9**	224,4	191,9
Amortissements	**143,6**	137,4	133,1
Investissements financiers bruts	**617,5**	217,9	81,3
Autofinancement (1)	**490,9**	486,1	449,4

(1)Ressources d'exploitation diminuées de la variation du besoin en fonds de roulement et des provisions.

Dans le domaine industriel, les investissements nets de cessions se sont élevés à 182,9 millions d'euros en 2008, soit 5,9 % du chiffre d'affaires consolidé.
Environ deux tiers des investissements ont été consacrés à la distribution et à la prescription, le solde étant affecté aux investissements dans la production de série.

Dans le domaine financier, les investissements nets de cessions se sont élevés à 617,5 millions d'euros. Ces investissements sont liés pour 505,0 millions d'euros aux acquisitions réalisées par le groupe, et pour 112,5 millions d'euros au solde net des opérations liées aux titres de capital.

Tableau Emplois / Ressources

En millions d'euros			
Ressources d'exploitation	**557,5**	Investissements industriels nets de cessions [1]	**182,9**
Augmentation de capital (salariés)	**31,4**	Variation BFR et provisions	**66,6**
Change, périmètre et conversion Océanes	**34,7**	Dividendes	**128,5**
Variation de l'endettement net	**371,9**	Investissements financiers nets de cessions [1]	**617,5**

(1) Les cessions d'immobilisations corporelles et financières ont représenté 3,8 millions d'euros en 2008.

Les bonnes performances opérationnelles ont permis simultanément de continuer à investir dans l'outil industriel des filiales, d'augmenter très significativement la taille des investissements financiers et de proposer une nouvelle augmentation du dividende versé aux actionnaires, tout en préservant la solidité financière du groupe.
Au total, du fait notamment de l'acquisition de Satisloh, la dette nette a atteint 112,3 millions d'euros à la fin de l'exercice 2008 et le ratio dette nette sur capitaux propres représente 4,7 %.

Ratios

- Résultat net / capitaux propres (ROE)

Le ratio résultat net sur capitaux propres atteint 16,4 % en 2008, soit un niveau comparable aux années précédentes.

- Résultat avant impôts et frais financiers / actif immobilisé et BFR (ROA)

Hors Satisloh, le ratio résultat avant impôts et frais financiers sur actif immobilise + BFR s'inscrit à 24,1 %.

27 ACQUISITIONS EN 2008

En 2008, la croissance externe d'Essilor s'est poursuivie à un rythme soutenu. Le groupe a réalisé 27 acquisitions, qui sont pour l'essentiel des laboratoires de prescription. Cette stratégie s'est déployée sur l'ensemble des régions, avec 15 opérations en Amérique du Nord, 7 en Europe, 3 en Asie, une au Brésil, et Satisloh, le numéro un mondial des équipements de prescription optique.

Satisloh

Au cours de l'exercice 2008, Essilor a finalisé l'acquisition de 100 % du capital de Satisloh Holding AG. Issu de la fusion entre les sociétés Satis et Loh en 2004, Satisloh est le premier équipementier mondial des laboratoires de prescription. Cette société fabrique et commercialise des machines de surfaçage et d'antireflet, ainsi que des consommables, auprès des laboratoires de prescription indépendants, des fabricants de verres intégrés et des chaînes d'optique. En 2008, Satisloh a réalisé un chiffre d'affaires de 139 millions d'euros et la société emploie plus de 400 personnes. Pour Essilor, l'acquisition de Satisloh

renforce la capacité du groupe à développer des produits, des technologies et des services innovants pour l'ensemble des acteurs de l'industrie du verre ophtalmique.

ÉTATS FINANCIERS CONSOLIDES

Au 31 décembre 2008

COMPTE DE RESULTAT CONSOLIDE

En milliers d'euros sauf données par action	Année 2008	Année 2007	Année 2006 (a)
Chiffre d'affaires	3 074 419	2 908 116	2 689 958
Coût des produits vendus	- 1 325 106	- 1 233 977	- 1 123 078
MARGE BRUTE	**1 749 313**	**1 674 139**	**1 566 880**
Charges de recherche développement	- 144 518	- 137 672	- 127 629
Charges commerciales et de distribution	- 672 268	- 642 634	- 604 548
Autres charges d'exploitation	- 381 368	- 366 417	- 352 137
CONTRIBUTION DE L'ACTIVITE	**551 159**	**527 416**	**482 566**
Charges nettes de restructurations	- 3 736	- 958	- 2 662
Dotations aux provisions pour dépréciations	0	- 2 293	- 2 929
Charges sur paiements en actions	- 24 906	- 20 185	- 16 101
Autres produits (charges) opérationnels	- 7 357	- 948	- 68
Résultat sur cessions d'actifs	- 629	1 557	- 304
RESULTAT OPERATIONNEL	**514 531**	**504 589**	**460 502**
Coût de l'endettement brut	- 28 181	- 35 759	- 30 510
Produits de trésorerie et équivalents	29 042	32 934	20 090
Autres produits (charges) financiers	- 3 368	- 3 688	- 9 442
RESULTAT AVANT IMPOTS	**512 024**	**498 076**	**440 640**
Impôt sur les résultats	- 149 266	- 155 949	- 137 534
RESULTAT NET SOCIETES INTEGREES	**362 758**	**342 127**	**303 106**
Résultat des sociétés mises en équivalence	26 053	28 743	28 499
RESULTAT NET	**388 811**	**370 870**	**331 605**
Dont part du groupe	**382 356**	**366 740**	**328 733**
Dont part des minoritaires	6 455	4 130	2 872
Résultat net part du groupe par action (euros)	1,85	1 ,78	1,61
Nombre moyen d'actions (milliers)	206 875	205 727	204 247
Résultat net part du groupe dilué par action (euros)	1,81	1,74	1,55
Nombre moyen d'actions dilué (milliers)	213 615	214 647	216 339

(a) Comptes retraités compte tenu de l'option pour la comptabilisation des écarts actuariels en capitaux propres.

BILAN CONSOLIDE AU 31 DECEMBRE 2008

ACTIF

En milliers d'euros	31 décembre 2008	31 décembre 2007	31 décembre 2006 (a)
Ecarts d'acquisition	957 605	591 147	474 771
Autres immobilisations incorporelles	205 249	121 636	118 166
Immobilisations corporelles	811 484	740 601	671 257
IMMOBILISATIONS NETTES	**1 974 338**	**1 453 384**	**1 264 194**
Titres mis en équivalence	164 690	157 496	155 596
Autres immobilisations financières	44 214	39 174	34 657
Impôts différés actifs	51 955	37 645	41 577
Créances d'exploitation non courantes	8 093	14 314	9 338
Autres actifs non courants	693	1 024	840
AUTRES ACTIFS NON COURANTS	**269 645**	**249 653**	**242 008**
TOTAL ACTIFS NON COURANTS	**2 243 983**	**1 703 037**	**1 506 202**
Stocks et en cours	475 299	393 597	371 133
Avances et acomptes aux fournisseurs	9 521	9 849	7 698
Créances d'exploitation courantes	684 797	605 356	551 013
Créances d'impôt	5 859	12 072	7 929
Créances diverses	37 294	10 423	6 558
Instruments financiers actif	50 996	32 777	3 174
Charges constatées d'avance	21 242	19 307	16 174
Autres placements de trésorerie	32 538	31 179	75 147
Trésorerie et équivalents de trésorerie	505 571	696 002	584 889
ACTIFS COURANTS	**1 823 117**	**1 810 562**	**1 623 715**
TOTAL DE L'ACTIF	**4 067 100**	**3 513 599**	**3 129 917**

(a) Comptes retraités compte tenu de l'option pour la comptabilisation des écarts actuariels en capitaux propres.

BILAN CONSOLIDE AU 31 DECEMBRE 2008

PASSIF

En milliers d'euros	31 décembre 2008	31 décembre 2007	31 décembre 2006 (a)
Capital	37 984	38 030	36 347
Primes d'émission	311 765	329 880	236 858
Réserves consolidées	1 829 870	1 565 991	1 332 544
Actions propres	- 153 407	- 101 910	- 71 502
Option d'achat OCEANE	22 206	23 408	35 489
Réserves de couverture et de réévaluation	- 9 109	- 4 717	- 13 357
Différence de conversion	- 70 235	- 61 247	- 4 399
Résultat net part du groupe	382 356	366 740	328 733
CAPITAUX PROPRES PART DU GROUPE	**2 351 430**	**2 156 175**	**1 880 713**
Intérêts minoritaires	14 544	12 090	11 032
TOTAL DES CAPITAUX PROPRES CONSOLIDES	**2 365 974**	**2 168 265**	**1 891 745**
Provisions pour retraites	132 401	106 890	116 245
Dettes financières à long terme	437 617	435 583	262 997
Impôts différés passifs	22 406	2 042	1 267
Dettes d'exploitation non courantes	2 359	1 750	198
PASSIFS NON COURANTS	**594 783**	**546 265**	**380 707**
Provisions pour risques	36 720	24 552	23 350
Dettes financières à court terme	212 835	31 990	187 011
Avances et acomptes reçus des clients	8 611	4 363	3 183
Dettes d'exploitation courantes	631 945	598 434	554 693
Dettes d'impôt	35 626	31 349	29 086
Dettes diverses	143 159	94 243	50 591
Instruments financiers passif	28 480	5 457	2 221
Produits constatés d'avance	8 967	8 681	7 330
PASSIFS COURANTS	**1 106 343**	**799 069**	**857 465**
TOTAL DU PASSIF	**4 067 100**	**3 513 599**	**3 129 917**

(a) Comptes retraités compte tenu de l'option pour la comptabilisation des écarts actuariels en capitaux propres.

TABLEAU DES FLUX DE TRESORERIE CONSOLIDES

En milliers d' euros	2008	2007	2006 (a)
RESULTAT NET	**388 811**	**370 870**	**331 605**
Résultats, nets des dividendes encaissés, des sociétés en équivalence	20 637	14 667	- 6 416
Amortissements, provisions et autres charges calculées	148 886	139 306	132 509
Résultat avant amortissements et équivalence	**558 334**	**524 843**	**457 698**
Dotation (reprise) nette aux provisions pour risques et charges	9 810	5 127	4 328
Résultat des cessions d'actifs	629	- 1 557	312
Capacité d'autofinancement après impôt et coût de l'endettement financier net	**568 773**	**528 413**	**462 338**
Coût de l'endettement financier net	- 692	3 008	10 134
Charges d'impôts (y compris impôts différés)	149 266	155 949	137 534
Capacité d'autofinancement avant impôt et coût de l'endettement financier net	**717 347**	**687 370**	**610 006**
Impôts payés	- 144 650	- 157 034	- 127 553
Intérêts financiers nets reçus (versés)	8 607	6 364	- 4 543
Variation du besoin en fonds de roulement	- 84 503	- 44 796	- 26 849
FLUX PROVENANT DES OPERATIONS	**496 801**	**491 904**	**451 061**
Investissements corporels et incorporels	- 184 298	- 227 701	- 204 745
Prix d'acquisition de titres consolidés, net de la trésorerie acquise	- 452 879	- 136 435	- 44 024
Acquisition de titres non consolidés	- 4 673	- 2 375	- 2 135
Autres immobilisations financières	- 11 978	- 5 488	- 4 829
Prix de cession de titres consolidés, net de la trésorerie cédée	0	0	- 116
Cessions d'autres actifs financiers, d'actifs corporels et incorporels	3 799	6 937	14 080
FLUX DE TRESORERIE NET AFFECTE AUX INVESTISSEMENTS	**- 650 029**	**- 365 062**	**- 241 769**
Augmentation de capital	31 385	40 200	33 312
Rachat et revente d'actions propres	- 112 613	- 49 415	9 192
Dividendes versés aux actionnaires :			
- aux actionnaires d'ESSILOR	- 128 393	- 113 043	- 95 840
- aux actionnaires minoritaires par les filiales intégrées	- 188	- 239	- 381
Variation des emprunts hors dettes sur crédit-bail	177 782	57 752	- 138 426
Acquisition de placements de trésorerie (b)	- 1 359	43 968	- 75 147
Remboursement des dettes de crédit-bail	- 2 644	- 2 769	- 2 175
Autres mouvements	473	1 152	2 464
FLUX PROVENANT DES OPERATIONS DE FINANCEMENT	**- 35 557**	**- 22 394**	**- 267 001**
VARIATION DE LA TRESORERIE NETTE	**- 188 785**	**104 448**	**- 57 709**
Trésorerie au 1er janvier	677 164	569 873	631 100
Incidence des variations des taux de change	- 1 614	2 843	- 3 518
TRESORERIE FIN DE PERIODE	**486 765**	**677 164**	**569 873**
Trésorerie et équivalents de trésorerie	505 571	696 002	584 889
Concours bancaires	- 18 806	- 18 838	- 15 016

(a) Compte tenu de l'option de comptabilisation des écarts actuariels en capitaux propres
(b) OPCVM de trésorerie non considérés comme de l'équivalent de trésorerie, selon la norme IAS 7

END